FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                  For the period November 1 to November 6, 2002


                                ARC ENERGY TRUST
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                 (Translation of registrant's name into English)


          2100, 440 2ND AVENUE S.W., CALGARY, ALBERTA T2P 5E9 (CANADA)
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                    (Address of principal executive officer)


                                 (403) 503-8600
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                     (Telephone number, including area code)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20F      [_]             Form 40-F       [X]


Indicate by check mark whether the registrant by furnishing information contained in this form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No      [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

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The following documents are included in this Form 6-K as Exhibits:


1.       Press Release dated November 6, 2002.



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                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



DATED:   November 6, 2002               ARC ENERGY TRUST
                                        BY ARC RESOURCES LTD.



                                        By:     /s/ Allan R. Twa
                                                -------------------------------
                                                Allan R. Twa
                                                Secretary



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                                Index to Exhibits



         EXHIBIT NUMBER                                 TITLE
         --------------                                 -----

               1                        Press Release dated November 6, 2002.